

June 12, 2013

<u>Via E-Mail</u>
Mr. SungHwan Cho
Chief Financial Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue
Suite 4700
New York, New York 10153

> Re: **Icahn Enterprises L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-09516**
>
> **Icahn Enterprises Holdings L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 333-118021-01**

Dear Mr. Cho:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Linda Cvrkel
>
> Linda Cvrkel
> Branch Chief